December 23, 2019

Scott W. Lynn
Chief Executive Officer
Masterworks 005, LLC
497 Broome Street
New York, New York 10013

       Re: Masterworks 005, LLC
           Offering Statement on Form 1-A
           Filed November 29, 2019
           File No. 024-11125

Dear Mr. Lynn:

       We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A filed November 29, 2019

The Artist, page 4

1. Please revise your disclosure in the second paragraph of this section to clarify the extent to which the increase in the aggregate annual auction sales of Alex Katz's paintings is due to an increase in the number of paintings sold, higher sales prices per painting, or a combination of both.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Scott W. Lynn
Masterworks 005, LLC
December 23, 2019
Page 2

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Daniel Morris at 202-551-3314 or Jennifer L pez at 202-551-3792 with any questions.



FirstName LastNameScott W. Lynn                            Sincerely,
Comapany NameMasterworks 005, LLC
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